UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):      [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X] Form 10-QSB
                  [ ]Form    N-SAR

                         For Period Ended: June 30, 2001
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                           DYNATEC INTERNATIONAL, INC.
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                            (Full Name of Registrant)

                                       N/A
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                           (Former Name if Applicable)

                           3820 West Great Lakes Drive
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           (Address of Principal Executive Office (Street and Number))

                           Salt Lake City, Utah 84120
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                           (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company requires additional time in the preparation of its quarterly financial statements to make certain adjustments for recently arising issues.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Mark Sperry                 801               973-9500
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                 (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Due to liquidity constraints, the Company has been required to significantly curtail its manufacturing and sales operations during the period covered by the report, which will result in decreased revenues to approximately $1,256,000 and $3,198,000 for the three and six months ended June 30, 2001, respectively and a net loss of approximately $618,000 or .11/share and $978,000 or .17/share for the three and six months ended June 30, 2001, respectively. The Company may be required in the near term to seek protection under bankruptcy laws.


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                           DYNATEC INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   8/14/01                     By /s/ FREDERICK W. VOLCANSEK, SR.
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                                            Frederick W. Volcansek, Sr.
                                            Chairman and CEO



________________________________ATTENTION__________________________________

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
___________________________________________________________________________



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